SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Special Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the date of December 6, 2007

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On December 6, 2007 Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s consolidated unaudited financial results for the three and nine months ended September 30, 2007. A copy of the registrant’s quarterly report for the three and nine months ended September 30, 2007 is attached to this report.

EXHIBIT INDEX

Exhibit	Description

99.1	Quarterly Report for the three and nine months ended September 30, 2007 for Global Crossing (UK) Telecommunications Limited.

Exhibit 99.1

GLOBAL CROSSING (UK)

TELECOMMUNICATIONS LIMITED

QUARTERLY REPORT FOR THE

THREE AND NINE MONTHS

ENDED SEPTEMBER 30, 2007

Global Crossing (UK) Telecommunications Limited

Item 1.

Global Crossing (UK) Telecommunications Limited

Consolidated Income Statements (unaudited)

(in thousands)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2006	2007	2006	2007
Revenue	3	£60,413	£72,624	£178,905	£220,557
Cost of sales		(36,470)	(43,062)	(107,186)	(132,508)

Gross profit		23,943	29,562	71,719	88,049

Distribution costs		(2,337)	(3,885)	(7,563)	(11,478)
Administrative expenses		(13,126)	(17,473)	(40,364)	(54,499)

		(15,463)	(21,358)	(47,927)	(65,977)

Operating profit		8,480	8,204	23,792	22,072
Finance revenue		335	831	1,523	2,919
Finance charges		(4,266)	(7,683)	(11,864)	(23,245)

Profit before tax		4,549	1,352	13,451	1,746
Tax (charge)/benefit	5	(457)	(746)	1,643	(1,651)

Profit for the period		£4,092	£606	£15,094	£95

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Statements of Changes in Equity (unaudited)

(in thousands)

	Share Capital	Capital Reserve	Hedging Reserve	Accumulated Deficit	Total
At December 31, 2005	£101	£25,151	£1,908	£(231,878)	£(204,718)

Loss on cash flow hedge taken to equity	—	—	(3,174)	—	(3,174)
Transfers to consolidated income statement on cash flow hedge	—	—	(90)	—	(90)
Profit for the period	—	—	—	15,094	15,094
Share-based payment	—	258	—	—	258

At September 30, 2006	£101	£25,409	£(1,356)	£(216,784)	£(192,630)

At December 31, 2006 (as previously reported)	£101	£25,368	£(2,616)	£(218,427)	£(195,574)

Purchase accounting adjustment (1)	—	—	—	(698)	(698)

At December 31, 2006 (restated)	101	25,368	(2,616)	(219,125)	(196,272)
Loss on cash flow hedge taken to equity	—	—	(428)	—	(428)
Transfers to consolidated income statement on cash flow hedge	—	—	324	—	324
Profit for the period	—	—	—	95	95
Share-based payment	—	2,438	—	—	2,438

At September 30, 2007	£101	£27,806	£(2,720)	£(219,030)	£(193,843)

(1)

Initial accounting for the acquisition of Fibernet Group Limited and its wholly owned subsidiaries (“Fibernet”) was determined only provisionally as at December 31, 2006. In accordance with International Financial Reporting Standard 3 “Business Combinations” (“IFRS 3”), any adjustment to the provisional values as a result of completing the initial accounting requires restatement of comparative financial statements. During the nine months ended September 30, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the accumulated deficit as at December 31, 2006 (see Note 4).

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31, 2006 (1)	September 30, 2007
		(unaudited)
Non current assets
Intangible assets, net	£14,241	£13,379
Property, plant and equipment, net	182,556	186,641
Investment in associate	163	199
Retirement benefit asset	922	922
Trade and other receivables (including amounts receivable from related parties of £29,271 and £24,854, respectively)	33,130	29,333
Deferred tax asset	5,262	4,398

	236,274	234,872

Current assets
Inventory	1,112	—
Trade and other receivables (including amounts receivable from related parties of £5,888 and £3,365, respectively)	59,182	60,312
Cash and cash equivalents	40,309	30,437

	100,603	90,749

Total assets	£336,877	£325,621

Current liabilities
Trade and other payables (including amounts payable to related parties of £6,680 and £7,798, respectively)	£(77,581)	£(69,721)
Deferred revenue	(49,587)	(48,962)
Provisions	(3,266)	(2,401)
Obligations under finance leases	(9,214)	(11,071)
Other debt obligations	(167)	(433)
Derivative financial instrument	(894)	(1,383)

	(140,709)	(133,971)

Non current liabilities
Trade and other payables	(647)	(657)
Senior secured notes	(249,631)	(247,193)
Deferred revenue	(108,881)	(107,586)
Retirement benefit obligation	(2,808)	(2,925)
Provisions	(5,243)	(4,576)
Obligations under finance leases	(23,209)	(20,291)
Other debt obligations	(232)	(537)
Derivative financial instrument	(1,789)	(1,728)

	(392,440)	(385,493)

Total liabilities	(533,149)	(519,464)

Net liabilities	£(196,272)	£(193,843)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	25,368	27,806
Hedging reserve	(2,616)	(2,720)
Accumulated deficit	(219,125)	(219,030)

Total equity	£(196,272)	£(193,843)

(1)

Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3, any adjustment to the provisional values as a result of completing the initial accounting requires restatement of comparative financial statements. During the nine months ended September 30, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the accumulated deficit as at December 31, 2006 (see Note 4).

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Consolidated Cash Flow Statements (unaudited)

(in thousands)

	Nine Months Ended September 30,
	2006	2007
Operating activities:
Profit for the period	£15,094	£95
Adjustments for:
Finance costs, net	10,341	20,326
Income tax (benefit)/charge	(1,643)	1,651
Depreciation of property, plant and equipment	16,190	25,653
Amortization of intangible assets	824	2,173
Share based payment expense	258	2,438
(Gain)/loss on disposal of property, plant and equipment	(79)	273
Equity income from associate	(159)	(37)
Change in provisions	(6,869)	(1,726)
Change in operating working capital	2,562	(17,987)
Change in other assets and liabilities	2,958	(957)

Cash generated from operations	39,477	31,902
Interest paid	(13,973)	(17,768)

Net cash provided by operating activities	£25,504	£14,134

Investing activities:
Interest received	£2,607	£2,642
Purchase of property, plant and equipment	(13,510)	(24,253)
Proceeds from disposal of property, plant and equipment	8	—

Net cash used in investing activities	£(10,895)	£(21,611)

Financing activities:
Loans provided to group companies	£(43,835)	£(2,500)
Loans repaid by group companies	16,114	6,100
Repayment of capital elements under finance leases	(3,876)	(6,597)
Proceeds from debt obligations, net	513	774
Repayment of capital element of other debt obliagations	—	(172)

Net cash used in financing activities	£(31,084)	£(2,395)

Net decrease in cash and cash equivalents	£(16,475)	£(9,872)
Cash and cash equivalents at the beginning of period	44,847	40,309

Cash and cash equivalents at the end of period	£28,372	£30,437

Non cash financing activities:
Capital lease and debt obligations incurred	£2,195	£7,263

The accompanying notes are an integral part of these consolidated financial statements.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)

1. Description of Business

Global Crossing (UK) Telecommunications Limited (“GCUK” or the “Company”), a company registered in England and Wales, is one of the leading providers in the United Kingdom (“UK”) of managed network communications services. The Company provides a wide range of telecommunications services, including data, Internet Protocol (“IP”) and voice services to government and other public sector organizations, major corporations and other communications companies. The Company markets these services through two channels: enterprise services and carrier services.

The Company is an indirect, wholly owned subsidiary of, and part of a group of companies (the “Group Companies” or the “GC Group”) owned by Global Crossing Limited (“GCL”), a company organized under the laws of Bermuda. GCUK’s immediate parent company is Global Crossing (Bidco) Limited, a company incorporated under the laws of England and Wales, which is an indirect, wholly owned subsidiary of GCL.

2. Accounting Policies

Basis of preparation

The accompanying unaudited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union, and on the basis of the accounting policies as set forth in the audited consolidated financial statements included within the Company’s 2006 annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”). These financial statements are as of and for the three and nine month period ended September 30, 2007 and have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) and, therefore, as permitted by IAS 34, certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto included within the Company’s 2006 annual report on Form 20-F. These consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to fairly present the financial results for these interim periods. The results of operations for any interim period are not necessarily indicative of results to be expected for the full year.

Reclassifications and adjustments

Certain amounts in the consolidated balance sheet as of December 31, 2006 have been reclassified to conform to the current period presentation.

Within the consolidated cash flow statement for the nine months ended September 30, 2006, the presentation of operating cash flows have been revised to disclose separately the impact of changes in current and non-current assets and liabilities, excluding provisions, to conform to the current period presentation.

Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3, any adjustment to the provisional values as a result of completing the initial accounting requires restatement of comparative financial statements. During the nine months ended September 30, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the accumulated deficit as at December 31, 2006 (see Note 4).

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(Continued)

2. Accounting Policies (continued)

Use of estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue, expenses and cash flows during the reporting period. Actual results could differ from those estimates. The estimates are based on historical factors, current circumstances and the experience and judgment of the Company’s management. The Company evaluates its assumptions and estimates on an ongoing basis and may employ outside experts to assist in the evaluation.

Recently issued accounting pronouncements

During the nine months ended September 30, 2007 and subsequent to that date, the IASB and International Financial Reporting Interpretations Committee have issued the following standards and interpretations with an effective date after the date of these financial statements:

International Accounting Standards (“IAS”)		Effective date

IAS 23	Borrowing costs	January 1, 2009

Issued in March 2007, IAS 23 requires capitalization of borrowing costs if they are directly attributable to the acquisition, construction or production of a qualifying asset. The option to immediately recognize such costs, as a charge to the income statement, has been discontinued. Adoption of IAS 23 is not expected to materially affect the results of the Company or its operations.

IAS 1 (Revised)	Presentation of Financial Statements	January 1, 2009

Issued in September 2007, this revision to IAS 1 changes the titles under which financial information is presented within financial statements including replacing the Income Statement with a Statement of Comprehensive Income. Adoption of this revision to IAS 1 is not expected to materially affect the results of the Company or its operations but will result in changes to disclosure.

International Financial Reporting Interpretations Committee interpretations (“IFRIC”)	Effective date

IFRIC 12	Service concession arrangements	January 1, 2008

IFRIC 12 provides a distinction between those service concession arrangements involving a financial asset and those involving an intangible asset, setting out the accounting treatment required to be adopted in both instances. Adoption of IFRIC 12 is not expected to materially impact the results of the Company or its operations.

IFRIC 13	Customer loyalty programs	July 1, 2008

IFRIC 13 addresses accounting by entities that grant loyalty award credits to customers who buy goods or services, specifically how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits. Adoption of IFRIC 13 is not expected to materially impact the results of the Company or its operations.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(Continued)

2. Accounting Policies (continued)

IFRIC 14	Interpretation on IAS 19—defined benefit assets and minimum funding requirement	January 1, 2008

IFRIC 14 addresses the interaction between a minimum funding requirement and the limit placed by IAS 19 “Employee Benefits” on the measurement of the defined benefit asset or liability. The Company is in the process of assessing how, if at all, adoption of IFRIC 14 will affect its results and operations and any associated disclosure.

3. Revenue

Substantially all revenue arises from sales to customers in the UK. Revenues for the three and nine months ended September 30, 2006 and 2007 consist of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2007	2006	2007
	(in thousands)		(in thousands)
Provision of telecommunication services	£59,229	£71,182	£175,271	£216,525
Long term indefeasible rights to use (“IRU”) agreements	1,184	1,442	3,634	4,032

Revenue from customers	60,413	72,624	178,905	220,557
Finance revenue	335	831	1,523	2,919

Total revenue	£60,748	£73,455	£180,428	£223,476

The Company operates as one reportable operating segment with revenue derived from two types of third party customers—enterprise and carrier customers located primarily within the UK—and other companies in the GC Group. Enterprise customers include public sector clients, participants in the rail industry and other commercial organizations. Carrier customers are mobile and fixed line operators with capacity requirements in the UK. The Company services these customers with assets and personnel located predominantly in the UK.

The following represents a summary of revenue by type of customer:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2007	2006	2007
	(in thousands)		(in thousands)
Enterprise	£54,963	£60,173	£163,085	£184,028
Carrier data	4,196	11,054	12,206	32,247

	59,159	71,227	175,291	216,275
Carrier voice	1,130	1,272	3,239	3,907

Revenue from third party customers	60,289	72,499	178,530	220,182
Revenue from other Group Companies	124	125	375	375

Revenue from customers	£60,413	£72,624	£178,905	£220,557

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(Continued)

4. Business combinations

On December 28, 2006, the Company acquired Fibernet Group Limited and its wholly owned subsidiaries as at that date (“Fibernet”) from another company in the GC Group. Fibernet is a provider of specialist telecommunications services to large enterprises and other telecommunications and internet service companies located in the UK.

Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3, any adjustment to the provisional values as a result of completing the initial accounting requires restatement of comparative financial statements. During the nine months ended September 30, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the accumulated deficit as at December 31, 2006.

The fair value of the identifiable assets and liabilities of Fibernet as at the date of acquisition, and the corresponding carrying amounts immediately before acquisition were:

	At December 28, 2006
	Carrying value	Initial fair value recorded on acquisition	Initial accounting period adjustment	Final fair value recorded on acquisition
	(in thousands)
Intangible assets	£31	£12,535	£—	£12,535
Property, plant and equipment	61,751	54,960	—	54,960
Trade and other receivables—long term	8,092	5,196	—	5,196
Inventory	1,112	1,112	—	1,112
Trade and other receivables—current portion	17,703	17,628	—	17,628
Cash and cash equivalents	8,060	8,060	—	8,060

Total assets acquired	£96,749	£99,491	£—	£99,491

Trade and other payables	(6,409)	(7,680)	—	(7,680)
Obligations under finance leases	(3,646)	(3,646)	—	(3,646)
Deferred income	(40,790)	(28,010)	(698)	(28,708)

Total liabilities acquired	£(50,845)	£(39,336)	£(698)	£(40,034)

Net assets acquired at fair value				£59,457

Total consideration				£51,899
Less: Net assets acquired at fair value				(59,457)

Excess of net assets acquired over total consideration				(7,558)
Settlement of contracts due to Fibernet acquisition (1)				6,508

Negative goodwill (2)				£(1,050)

(1)

In connection with the Fibernet acquisition, GCUK recorded a non-cash, non-taxable gain from the deemed settlement termination of existing IRU and telecom service agreements with Fibernet. Under these agreements, GCUK earned revenues that, based on current market rates at the acquisition date, were favorable to GCUK. GCUK recognized a £8.4 million gain (£6.5 million recorded to goodwill and £1.9 million as a reduction in pre-acquisition deferred revenue) within administrative expenses, representing the present value of the favorable portion of the distribution fee over the remaining life of the agreements.

(2)	Negative goodwill is recognized within operating profit immediately following the acquisition, representing the excess of the fair value of identifiable net assets acquired over total consideration.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(Continued)

4. Business combinations (continued)

The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of Fibernet and the issuance of the 11.75% pounds sterling-denominated senior secured notes, issued on December 28, 2006 to finance the acquisition, had occurred at January 1, 2006:

	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2006
	(in thousands)	(in thousands)
Revenue	£70,324	£208,685
Profit for the period	£1,565	£7,586

5. Taxation

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2007	2006	2007
	(in thousands)		(in thousands)
Current income tax:
Current income tax charge	£(457)	£(252)	£(457)	£(787)
Deferred income tax:
Relating to origination and reversal of temporary differences	—	(494)	2,100	(514)
Effect of decreased rate	—	—	—	(350)

Income tax (charge)/benefit	£(457)	£(746)	£1,643	£(1,651)

The current tax charges of £0.3 million and £0.8 million for the three and nine months ended September 30, 2007, respectively, relate to an amount payable to other group companies for the surrender of tax relief to offset against the Company’s taxable income in the period (see Note 7).

On July 19, 2007, the UK Government enacted legislation to reduce the UK corporation tax rate from 30% to 28% with effect from April 1, 2008. The effect of the reduction to the tax rate is to decrease the future value of the Company’s recognized deferred tax assets by £0.4 million.

6. Restructuring

The table below details the movements in the restructuring reserve for the nine months ended September 30, 2007.

	Employee separations	Facility closings	Total
	(in thousands)
Balance at December 31, 2006	£396	£7,310	£7,706
Arising during the period	1,453	1,255	2,708
Reversal of unused amounts	(57)	(795)	(852)
Adjustment from unwinding of discount	—	165	165
Utilized in the period	(1,692)	(1,890)	(3,582)

Balance at September 30, 2007	£100	£6,045	£6,145

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(Continued)

6. Restructuring (continued)

Restructuring

Restructuring charges are included in administrative expenses in the consolidated income statement.

The discounted facilities closings provision is composed of continuing building lease obligations and broker commissions for the restructured sites (an aggregate of £36.0 million as of September 30, 2007), offset by the discounted anticipated receipts from existing and future third-party subleases. As of September 30, 2007, anticipated third-party sublease receipts were £30.0 million, representing £20.0 million from subleases already entered into and £10.0 million for subleases projected to be entered into in the future. The Company continues to review the anticipated costs and third-party sublease payments on a quarterly basis and records adjustments for changes in these estimates in the period such changes become known.

On April 12, 2007 the Company approved plans to restructure a further Fibernet facility lease agreement. No provision had been recorded in relation to the restructuring facility at that time as no constructive or legal obligation existed. During the three months ended September 30, 2007 the Company physically vacated this facility and as a result recorded a charge of £1.3 million to the restructuring provision.

2007 Restructuring Plan

On May 10, 2007, GCL implemented initiatives to generate operational savings which included organizational realignment and functional consolidation resulting in the involuntary separation of approximately 39 employees of the Company. As a result of these efforts, during the second quarter of 2007 the Company recorded a charge of £1.5 million for one-time severance and related benefits which are included in administrative expenses in the consolidated income statement. Substantially all payments were made in the third quarter of 2007.

2006 Restructuring Plan

In 2006, the Company adopted a restructuring plan following the Fibernet acquisition. This plan provides for the termination of a number of redundant employee positions and the termination or restructuring of certain Fibernet facility lease agreements. As at September 30, 2007 substantially all payments pursuant to the 2006 Restructuring Plan have been made.

2003 and Prior Restructuring Plans

As a result of the slowdown in the telecommunications industry, the Board of Directors of GCL approved a restructuring plan in 2001 which resulted in the elimination of positions across the Company’s business functions and job classes and the consolidation of offices and other real estate facilities. The remaining facilities closing payments are expected to be made over the life of the associated lease agreements which terminate between the years 2010 and 2021. In the first quarter of 2007 the Company recorded a £1.0 million restructuring credit resulting from the Company’s decision to reoccupy a building previously restructured under the 2003 and Prior Restructuring Plans. This building has been reoccupied as a result of the Company’s decision to restructure the Fibernet Facility described above.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(Continued)

7. Related parties

Transactions with Group Companies

On April 12, 2006, the Company entered into an intercompany credit agreement (the “intercompany credit agreement”) with Global Crossing Europe Limited (“GCE”). As of December 31, 2006 and September 30, 2007, there were loans of US$50.4 million (equivalent to £25.7 million and £24.9 million as at December 31, 2006 and September 30, 2007, respectively) due from GCE under this credit agreement. The terms of the intercompany credit agreement include a guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of GCUK’s Designated Cash Flow, as permitted by and defined in the indenture dated December 23, 2004, between Global Crossing (UK) Finance Plc (a wholly owned subsidiary of the Company) (the “Issuer”), the Company and others and the Bank of New York as Trustee (the “Indenture”), as the Company’s consolidated net income plus non-cash charges minus capital expenditures; and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Annual Repurchase Offer, and have an effective interest rate of 13.5%, payable quarterly in arrears. These term loans mature five business days prior to the principal outstanding on the Senior Secured Notes. The counterparty may elect to repay early without penalty at any time during the term. The Company may demand repayment only in the event of a default resulting in accelerated repayment of the outstanding principal amount of the Senior Secured Notes. In the three months ended September 30, 2006 and 2007, total finance revenue of £0.2 million (being interest income of £0.9, less a foreign exchange loss of £0.7 million) and £0.5 million (being interest income of £0.8 million, less a foreign exchange loss of £0.3 million), respectively, and in the nine months ended September 30, 2006 and 2007, total finance revenue of £0.7 million (being interest income of £1.5 million, less a foreign exchange loss of £0.8 million) and £1.8 million (being interest income of £2.6 million, less a foreign exchange loss of £0.8 million), respectively, has been recognized in the consolidated income statements in respect of these loans.

On April 11, 2007, the Company’s Board of Directors approved a US$15.0 million commitment to GCE in accordance with the Indenture and under the same terms and conditions set forth in the intercompany credit agreement. On May 2, 2007 the Company made a loan, to GCE pursuant to this commitment in the amount of US$5.0 million, which was repaid in full on June 30, 2007. In the three and nine months ended September 30, 2007, total finance revenue of £nil and £0.1 million, respectively, has been recognized in the consolidated income statements in respect of this loan. This commitment has since lapsed.

As of December 31, 2006 and September 30, 2007, there were loans of £3.6 million and £nil, respectively, due from Fibernet Holdings Limited, a GC Group company. For a full description of this loan arrangement see the Company’s 2006 annual report filed on Form 20-F. This loan had an effective interest rate of 9.75% and was repaid, in full, to the Company on June 30, 2007. In the three months ended September 30, 2006 and 2007, total finance revenue of £nil and £nil, respectively, and in the nine months ended September 30, 2006 and 2007, total finance revenue of £nil and £0.2 million, respectively, has been recognized in the consolidated income statements in respect of this loan.

There were no loan balances due to other companies in the GC Group as at December 31, 2006 or September 30, 2007.

The Company entered into a formal tax agreement with GCL, effective October 1, 2004, that established the basis of conduct for certain tax matters in the UK, including the surrender of tax losses and the reallocation of income or gains where permitted by UK tax law, between the Company and other Group Companies subject to tax in the UK. The claimant company will pay the surrendering company an amount equal to the amount surrendered multiplied by the average corporate tax rate for the period in which relief is deemed. During the three and nine months ended September 30, 2006, £0.5 million was payable to other group companies for the surrender of tax relief to offset against the Company’s taxable income. During the three and nine months ended September 30, 2007, £0.3 and £0.8 million were payable, respectively, to a group company for the surrender of tax relief to offset against the Company’s taxable income (see Note 5).

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(Continued)

7. Related parties (continued)

There have been no material changes in the nature of the related party transactions with other companies in the GC Group during the three and nine months ended September 30, 2007. The nature of these transactions are described in the audited consolidated financial statements and related notes included within the Company’s 2006 annual report on Form 20-F. See Note 3 for further information on revenue from other companies in the GC Group.

The following presents a summary of the total (income for)/cost of related party services included in revenue(1), cost of sales(2) and administrative expenses(3) in the consolidated income statements for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2007	2006	2007
	(in thousands)		(in thousands)
Recognition of deferred revenue (1)	£(124)	£(125)	£(375)	£(375)
Corporate services (3)	2,093	1,909	5,908	7,241
Shared resources (3)	90	66	496	449
Voice termination services (2)	(146)	(115)	(1,293)	(467)
Leased asset income (2)	(710)	(683)	(2,060)	(2,004)
Other transactions (3)	53	89	147	302

	£1,256	£1,141	£2,823	£5,146

As at December 31, 2006 and September 30, 2007, the related party receivables balances, excluding loans, were £5.9 million and £3.4 million, respectively, and related party payables balances were £6.7 million and £7.8 million, respectively.

8. Contingencies

Litigation

From time to time, the Company has been a party to various legal proceedings arising in the ordinary course of business. In the opinion of the Company’s Board of Directors there are currently no proceedings in respect of which there exists a reasonable possibility of adverse outcome that would have a material effect on the Company’s consolidated balance sheets, consolidated income statements or consolidated cash flow statements.

9. Reconciliation to United States Generally Accepted Accounting Principles

The Company’s unaudited consolidated financial statements have been prepared in accordance with IFRS, which differs in certain material respects from United States Generally Accepted Accounting Principles (“US GAAP”). Such differences involve methods for measuring the amounts in the consolidated financial statements, as well as additional disclosures required by US GAAP. The principal differences between IFRS and US GAAP applicable to the Company are quantified and described below. A more detailed discussion of the material differences in the accounting principles, practices and methods used in preparing the audited consolidated financial statements in accordance with IFRS from the principles, practices and methods generally accepted in the United States of America is included within the Company’s 2006 annual report on Form 20-F. There have been no new material variations between IFRS and US GAAP used in preparing these consolidated financial statements subsequent to the Company’s 2006 annual report on Form 20-F.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(Continued)

9. Reconciliation to United States Generally Accepted Accounting Principles (continued)

Consolidated profit and consolidated shareholder’s equity

The effects of the application of US GAAP on the consolidated profit are set out below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2007	2006	2007
	(in thousands)		(in thousands)
Profit under IFRS	£4,092	£606	£15,094	£95
Push down of fresh start accounting:
Deferred income	(1,141)	(1,133)	(3,423)	(3,402)
Long term IRU agreements	(87)	(87)	(261)	(261)
Restructuring costs	(356)	(34)	(181)	22
Pensions	—	—	1	—
Dilapidation provisions	34	(32)	100	(129)
Share-based compensation	(34)	(3)	(223)	(10)
Income taxes	—	(1,372)	(2,542)	(1,002)
Purchase accounting—restructuring	—	1,253	—	1,253
Purchase accounting—goodwill	—	(279)	—	(226)

Income/(loss) under US GAAP	£2,508	£(1,081)	£8,565	£(3,660)

The effects of the application of US GAAP on the consolidated shareholder’s equity are set out below:

	December 31, 2006 (1)	September 30, 2007
	(in thousands)
Equity under IFRS	£(196,272)	£(193,843)
Push down of fresh start accounting:
Reset equity	88,076	88,076
Deferred income	(15,531)	(18,933)
Amortization of intangibles	(1,444)	(1,444)
Long term IRU agreements	(1,108)	(1,369)
Restructuring costs	3,925	3,947
Pensions	(5,926)	(5,926)
Dilapidation provisions	380	251
Income taxes	(8,627)	(9,629)
Purchase accounting—restructuring	1,706	2,959
Purchase accounting—goodwill	(1,329)	(1,276)

Equity under US GAAP	£(136,150)	£(137,187)

(1)

Initial accounting for the acquisition of Fibernet was determined only provisionally as at December 31, 2006. In accordance with IFRS 3, any adjustment to the provisional values as a result of completing the initial accounting requires restatement of comparative financial statements. During the nine months ended September 30, 2007, an adjustment to increase the liabilities assumed in the acquisition was recorded which resulted in a change in the amount of negative goodwill and resulting gain recorded at the acquisition date. This adjustment has been reflected in the accumulated deficit as at December 31, 2006 (see Note 4). Adjustments made as a consequence of completing this determination are reflected under US GAAP as at September 30, 2007, as required by Financial Accounting Standards Board (“FASB”) Statement No. 141—Accounting for Business Combinations.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(Continued)

9. Reconciliation to United States Generally Accepted Accounting Principles (continued)

Consolidated statements of other comprehensive income/(loss)

The following presents the Company’s consolidated statements of comprehensive income/(loss) prepared in accordance with US GAAP:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2007	2006	2007
	(in thousands)		(in thousands)
Income/(loss) under US GAAP	£2,508	£(1,081)	£8,565	£(3,660)
Other comprehensive income:
Unrealized gain/(loss) on derivative financial instrument	169	(128)	(3,264)	(104)

Comprehensive income/(loss) under US GAAP	£2,677	£(1,209)	£5,301	£(3,764)

There are no material tax effects related to the items included above.

Additional US GAAP Disclosures

Share-based compensation

The Company recognized £0.2 million and £0.5 million of non-cash stock related expenses for the three months ended September 30, 2006 and 2007, respectively, and £0.4 million and £2.4 million of non-cash stock related expenses for the nine months ended September 30, 2006 and 2007, respectively. The stock-related expenses for each period reflect stock-based awards outstanding during such periods, including awards granted both prior to and during such periods.

On March 13, 2007, the Board of Directors of GCL approved a grant of awards under a special retention program to substantially all non-sales employees of the GC Group. The program is intended to retain and motivate the Company’s employees. The award granted 125,560 restricted stock units to certain employees of the Company, which vest over a period of six months from the date of grant.

In connection with the GC Group’s annual long-term incentive program for 2007, on March 13, 2007, GCL also awarded 9,600 restricted stock units to certain employees of the Company which vest on March 13, 2010 and 11,100 performance share opportunities to employees which vest on December 31, 2009, in each case subject to continued employment through the vesting date and subject to earlier pro-rata payout in the event of death or long-term disability. Each performance share grantee can earn (i) 50% of his or her target award for a given opportunity if the threshold financial performance goal for that opportunity is achieved, (ii) 100% of his or her target award for a given opportunity if the target financial performance goal for that opportunity is achieved or (iii) 150% of his or her target award for a given opportunity if the maximum financial performance goal for that opportunity is achieved. No payout will be made for performance below threshold, and the payout for performance above maximum is capped at 150% of the target opportunity. Actual payouts will be calculated using interpolation between threshold and target or target and maximum, as applicable. The total performance share opportunity of each participant in this program comprises three separate award opportunities based on measures of combined 2007 and 2008 earnings, cash use, and adjusted gross margin attributable to the GC Group’s enterprise, carrier data and indirect channels business.

On March 13, 2007, the Board of Directors of GCL adopted the 2007 Annual Bonus Program (the “2007 Bonus Program”). The 2007 Bonus Program is an annual bonus applicable to substantially all non-sales employees of the Company, which is intended to retain such employees and to motivate them to help the GC Group achieve its financial goals. Each participant is provided a target award under the 2007 Bonus Program

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(Continued)

9. Reconciliation to Generally Accepted Accounting Principles (continued)

expressed as a percentage of base salary. Actual awards under the 2007 Bonus Program will be paid only if the GC Group achieves specified earnings and cash use goals. Bonus payouts under the 2007 Bonus Program will be made in unrestricted shares of common stock of GCL; provided that the Compensation Committee of the Board of Directors retains discretion to use cash rather than shares as the Committee deems fit. To the extent common shares are used for payment of bonus awards, such shares shall be valued based on the closing price on the NASDAQ National Market on the date financial results are certified by the Compensation Committee and the Board of Directors of GCL.

Income taxes

The Company adopted the provisions of FASB Interpretation No. 48 “Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2007. This interpretation states that an “enterprise shall initially recognize the financial effects of a tax position where it is more likely than not, based on the technical merits, that the position will be sustained upon examination”. “More likely that not” is defined as a likelihood of greater than 50% based on the facts, circumstances and information available at the reporting date.

The total amount of unrecognized tax benefits as of the date of the Company’s adoption of FIN 48 was £nil. There was no impact to the January 1, 2007 accumulated deficit upon adoption of FIN 48. There has been no material change to the total amount of unrecognized tax benefits during the nine months ended September 30, 2007.

The Company also recognizes interest accrued related to unrecognized tax benefits and income tax contingencies in interest expense and penalties in income tax expense. The Company had £nil and £nil for the payment of interest and penalties accrued at December 31, 2006 and September 30, 2007, respectively. It is not expected that the amount of unrecognized tax benefits will change significantly in the next 12 months.

As of September 30, 2007, the Company is no longer subject to income tax enquiries by Her Majesty’s Revenue & Customs for the years up to and including 2003.

New Accounting Pronouncements

The FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“FAS 157”), in September 2006. FAS 157 clarifies that the fair value is the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. This statement also requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique and/or the risks inherent in the inputs to the model if market participants would also include such an adjustment. The provisions of FAS 157 are effective for fiscal periods beginning after November 15, 2007 and are to be applied prospectively. The Company is currently evaluating the impact of adopting FAS 157.

The FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”) in February 2007. FAS 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value (the “fair value option”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, FAS 159 specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. The provisions of FAS 159 are effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact of adopting FAS 159.

Global Crossing (UK) Telecommunications Limited

Notes to the Consolidated Financial Statements (unaudited)—(Continued)

9. Reconciliation to United States Generally Accepted Accounting Principles (continued)

In June 2006, the Emerging Issues Task Force (“EITF”) ratified the consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”). EITF 06-3 requires that companies disclose their accounting policy regarding the gross or net presentation of certain taxes. Taxes within the scope of EITF 06-3 are any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but are not limited to, sales, use, value added and some excise taxes. In addition, if such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. EITF 06-3 was effective for our quarterly reporting period ending March 31, 2007. There was no impact on our financial position and results of operations. The Company’s policy is generally to record taxes within the scope of EITF 06-3 on a net basis.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our results of operations and current financial position. This discussion should be read in conjunction with our unaudited consolidated financial statements and related notes included elsewhere in this report and the audited consolidated financial statements and related notes included in our 2006 annual report on Form 20-F.

All references in this Item 2 to:

•

“we,” “us,” “our,” the “Company” and “GCUK” are to Global Crossing (UK) Telecommunications Limited and its consolidated subsidiaries, including the Issuer, except where expressly stated otherwise or the context otherwise requires;

•	“Guarantors” are to GCUK and Fibernet and their direct and indirect subsidiaries;

•	“Guarantees” are to the guarantees by the Guarantors of the Notes on a senior basis;

•	“Fibernet” are to, collectively, Fibernet Group Limited (formerly Fibernet Group plc), a company incorporated in England and Wales, and its consolidated subsidiaries at such time;

•	“GCL,” “our parent” and “our parent company” are to Global Crossing Limited, our indirect parent company, a company organized under the laws of Bermuda by which we are indirectly wholly owned;

•	“Group Companies” and “GC Group” are to the group of companies owned directly or indirectly by GCL, including us;

•

“GC Finance” and “the Issuer” are to Global Crossing (UK) Finance Plc, a company organized under the laws of England and Wales, our direct wholly owned finance subsidiary that is the issuer of the Notes guaranteed by the Guarantors and which has no trading activity, except where expressly stated otherwise or the context otherwise requires;

•	“GCE” are to Global Crossing Europe Limited, an affiliated company wholly owed by GCL;

•	“2006 annual report” and “annual report” are to the annual report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on April 20, 2007;

•

“Initial Notes” are to the 10.75% US dollar denominated senior secured notes and the 11.75% pounds- sterling denominated senior secured notes issued by the Issuer on December 23, 2004 and to the exchange notes issued by the Issuer pursuant to a registered exchange offer in respect of such notes;

•

“Additional Notes” are to the 11.75% pounds sterling-denominated senior secured notes issued by the Issuer on December 28, 2006 and to the exchange notes issued by the Issuer pursuant to a registered exchange offer in respect of such notes;

•	“Notes” and “Senior Secured Notes” are to, collectively, the Initial Notes and the Additional Notes;

•	“Indenture” are to the indenture, dated December 23, 2004, governing the Notes;

•	“GCL Term Loan” are to a $350 million senior secured term loan agreement entered into by GCL with Goldman Sachs Credit Partners L.P. and Credit Suisse Securities (USA) LLC;

•	“Network Rail” are to the Network Rail Infrastructure Limited, the successor to Railtrack plc, as operator of the UK National Railway infrastructure network; and

•	“UK” are to the United Kingdom.

Cautionary Note Regarding Forward-Looking Statements

Our disclosure and analysis in this quarterly report on Form 6-K contain certain “forward-looking statements,” as such term is defined in Section 21E of the Securities Exchange Act of 1934. These statements set forth anticipated results based on management’s plans and assumptions. From time to time, we also provide forward-looking statements in other materials we release to the public as well as oral forward-looking statements. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. We have tried, wherever possible, to identify such statements by using words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance or strategies. Such forward-looking statements include, but are not limited to, statements regarding:

•

our services, including the development and deployment of data products and services based on Internet Protocol (“IP”) and other technologies and strategies to expand our targeted customer base and broaden our sales channels;

•	the operation of our network, including with respect to the development of IP-based services;

•

our liquidity and financial resources, including anticipated capital expenditures, funding of capital expenditures and anticipated levels of indebtedness and the ability to raise capital through financing activities;

•

trends related to and management’s expectations regarding results of operations, required capital expenditures, integration of acquired businesses, revenues from existing and new lines of business and sales of channels, and cash flows including but not limited to those statements set forth below in this Item 2; and

•	sales efforts, expenses, interest rates, foreign exchange rates, and the outcome of contingencies, such as legal proceedings.

We cannot guarantee that any forward-looking statement will be realized. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our quarterly reports on Form 6-K. Also note that we provide the following cautionary discussion of risks and uncertainties related to our businesses. These are factors that we believe, individually or in the aggregate, could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by Section 21E of the Securities Exchange Act of 1934. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

Our forward-looking statements are subject to a variety of factors that could cause actual results to differ significantly from current beliefs and expectations. In addition to the risk factors identified below, the operations and results of our business are subject to general risks and uncertainties such as those relating to general economic conditions and demand for telecommunications services.

•	our dependence on a number of key personnel;

•	the level of competition in the marketplace;

•

technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition we face and put downward pressure on prices;

•	many of our competitors have superior resources, which could place us at a cost and price disadvantage;

•	our revenue is concentrated in a limited number of customers;

•	the absence of firm commitments to purchase minimum levels of revenue or services in our customer contracts;

•	our reliance on a limited number of third party suppliers;

•	periodic reviews of our financial condition by certain of our government customers;

•	a change of control could lead to the termination of many of our government contracts;

•	insolvency could lead to termination of certain of our contracts;

•	slower than anticipated adoption by the industry of our next generation products;

•

the operation, administration, maintenance and repair of our systems are subject to risks that could lead to disruptions in our services and the failure of our systems to operate as intended for their full design lives;

•	our continued development of effective business support systems;

•

the influence of our parent, and actions our parent takes, or actions we are obliged to take as a result of our parent’s actions, which may conflict with our interests, together with potential conflicts of interest for certain of our directors due to ownership of, or options to purchase, our parent’s stock;

•	the sharing of corporate and operational services with our parent;

•	the return of assets to our parent if fraudulent conveyances to us by our parent occur;

•	terrorist attacks or other acts of violence or war may adversely affect the financial markets and our business and operations;

•	our real estate restructuring provision represents a material liability, the calculation of which involves significant estimation;

•

we believe that economies of scale will allow us to grow revenues while incurring incremental costs that are proportionately lower than those applicable to our existing business. If the increased costs required to support our revenue growth turn out to be greater than anticipated, we may be unable to improve our profitability and/or cash flows even if revenue growth goals are achieved; and

•

our ability to access the capital markets to refinance the Notes depends on market conditions and our credit profile at the time. The liquidity crisis that began earlier this year as a result of the collapse of the subprime mortgage market in the United States has adversely impacted global credit markets and could make it more difficult for us to obtain debt financing.

For a more detailed description of many of the these risks and important additional risk factors, see Item 3D, “Key Information—Risk Factors,” in our 2006 annual report on Form 20-F.

Executive Summary

Overview

We continue to be one of the leading providers in the UK of managed network communications services. We provide our managed data, IP and voice services to a range of government and public sector organizations, participants in the rail industry, major corporations and other communications companies. We are an indirect, wholly owned subsidiary of GCL.

Third Quarter 2007 Highlights

Revenues for the third quarter of 2007 increased by £12.2 million or 20% to £72.6 million compared with £60.4 million in the third quarter of 2006. This increase was primarily due to the net effect of Fibernet on our consolidated revenues during the third quarter of 2007 (£11.9 million).

We are seeing strong interest in our IP services and as a result we continue to win new business. Many government agencies and enterprises are at or nearing the point when they will refresh their more traditional technologies and take advantage of converged IP services. However, the telecommunications market in the UK remains highly competitive and the combination of attrition by existing customers and pricing pressures both for new business and renewals of existing customers has caused our revenues to remain essentially flat excluding the impact of the Fibernet acquisition.

During the third quarter of 2007, profit decreased by £3.5 million or 85% to £0.6 million compared with £4.1 million in the third quarter of 2006. This decrease is primarily due to additional finance charges as a result of (i) interest payable on the Additional Notes issued December 28, 2006 (£1.5 million); and (ii) an unfavorable exchange rate movement on the US dollar denominated Senior Secured Notes compared to the third quarter of 2006 (£1.7 million).

Two of our principal customer relationships are with OGC buying solutions, with whom we have a contract for the provision of a managed telecom service, and with Camelot, the current holder of the license to operate the UK National Lottery. The managed telecom service contract with OGC buying solutions was for an initial term of 10 years; this term was initially extended until the end of December 2008 and in June 2007 was further extended until the end of December 2011. Camelot’s current license to operate the National Lottery expires in January 2009. On August 31, 2007, Camelot entered into an enabling agreement with the National Lottery Commission which officially appoints Camelot as operator of the National Lottery for a 10 year period from February 2009. On October 9, 2007, Camelot announced its intention to replace its existing landline-based ISDN network supplied by us with a broadband satellite communications network supplied by another service provider. Although we cannot determine the precise impact on us until we become fully aware of Camelot’s network transition plans, we do not expect to retain the same level of services or revenue from our relationship with Camelot.

We are in the process of recruiting additional sales staff to take advantage of opportunities identified within the UK market and anticipate that we will start to see benefit from this initiative during the second half of 2008.

Regulatory

In January 2007 the Office of Communications (“Ofcom”) issued a determination in relation to a dispute between British Telecommunications plc (“BT”) and Thus plc in relation to payment terms for certain wholesale services. The consequence of the determination was to require BT to amend, with effect from January 1, 2008, the rental terms for the named products in such a way that services are charged monthly in advance rather than quarterly in advance. With immediate effect, until the monthly billing cycle is introduced, the contractual payment terms for the named services have been extended to 60 days from 30 days. In addition, in the second quarter of 2007 we recorded a £0.3 million gain, within cost of sales, relating to an ongoing settlement with BT resulting from early bill payments made to BT in prior periods.

As discussed in our 2006 Annual Report, in February 2007 Ofcom issued a report on the implementation of BT’s undertakings which raised concerns that BT had missed or was going to miss certain deadlines related to the delivery of “Equivalence of Inputs” (“EoI”) systems; these concerns are both in terms of the delay in moving to equivalence and the impact on future milestones. In June Ofcom commenced a review of BT’s compliance with the EoI initiative which is yet to be concluded. In October 2007, Ofcom agreed with BT to modify or relax certain undertakings relating to (a) certain procedural aspects of BT’s supply of broadband services; (b) the applicability of certain backhaul EoI obligations during BT’s Next Generation Networks “Pathfinder” trial; and (c) certain EoI obligations relating to short haul data services. In November 2007, BT’s Equality of Access Board published the results of its internal investigations into certain compliance matters which revealed three breaches concerning the use of non-EoI processes or systems for Openreach products by teams in BT. The Company is unable to fully assess the impact on its results or operations but will continue to review the situation.

In March 2007 Ofcom issued a statement in relation to wholesale mobile voice call termination. As a consequence, a 4-year period of charge control has been introduced which will cap the average charges which all five UK mobile network operators (“MNOs”) may levy to terminate traffic originated on fixed networks. BT has appealed this Ofcom decision to the Competition Appeal Tribunal seeking further reduction to the average charges. The Company is unable to fully assess the impact on its results or operations until the Appeal process is concluded. In July 2007, Ofcom published a series of determinations into disputes between BT and five MNOs regarding the price BT would be required to pay the MNOs for terminating calls on mobile handsets connected to their networks. These disputes relate to the period from September 2006 to March 2007 and the Ofcom determinations adversely affected the Company’s purchase of transit services from BT. While this impact is not believed to be material to the Company’s results or operations we are concerned that an unwelcome precedent may be set. The Company and others, including BT and 2 MNOs, have disputed the Ofcom determinations and our appeal is expected to be heard, along with others relating to regulation of mobile termination, at a hearing of the Competition Appeal Tribunal during the first quarter of 2008.

On November 13, 2007, the European Commission published proposals for a revision to the current regulatory framework applying to the sector. These proposals are at a very early stage and are still to be considered by the European Parliament and Council of Ministers. As such, the Company is unable to fully assess the impact on its results or operations of the proposals or the eventual legislation, but will continue to review the situation.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon the accompanying unaudited consolidated financial statements, which have been prepared in accordance with applicable International Financial Reporting Standards (“IFRS”), as adopted by the European Union, the application of which requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period.

Certain of our accounting policies are deemed “critical,” as they are both most important to the financial statements presentation and require management’s most difficult, subjective or complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. For a discussion of our critical accounting policies, see our 2006 annual report, as management believes there have been no significant changes regarding our critical accounting policies since our 2006 annual report.

Relationship with our Parent Company and its Affiliates

Operational Relationships

There have been no material changes in the nature of the related party transactions with group companies during the three and nine months ended September 30, 2007. See “Relationship with our Parent Company and its Affiliates—Operational Relationships” in our 2006 annual report.

Financial Relationships

We expect that we may, from time to time, upstream cash to our parent and other Group Companies, subject to the restrictions in the covenants in the Indenture and as permitted by English law.

On April 12, 2006, the Company entered into an intercompany credit agreement (the “intercompany credit agreement”) with GCE. As at September 30, 2007 there were loans of US$50.4 million (equivalent to £24.9 million as at September 30, 2007) due from GCE under the intercompany credit agreement. The terms of the intercompany credit agreement include a parent guarantee from GCL. The loan balances currently outstanding relate to loans made using (i) 50% of GCUK’s Designated Cash Flow, as permitted by and defined in the Indenture as the Company’s consolidated net income plus non-cash charges minus capital expenditure and (ii) GCUK’s Eligible Excess Cash, defined in the Indenture as excess cash remaining after the consummation of the Annual Repurchase Offer, and have an effective interest rate of 13.5%, payable quarterly in arrears. These term loans mature five business days prior to the principal outstanding on the Senior Secured Notes. The counterparty may elect to repay early without penalty at any time during the term. The Company may demand repayment only in the event of a default resulting in accelerated repayment of the outstanding principal amount of the Senior Secured Notes. In the three months ended September 30, 2006 and 2007, total finance revenue of £0.2 million (being interest income of £0.9, less a foreign exchange loss of £0.7 million) and £0.5 million (being interest income of £0.8 million, less a foreign exchange loss of £0.3 million), respectively, and in the nine months ended September 30, 2006 and 2007, total finance revenue of £0.7 million (being interest income of £1.5 million, less a foreign exchange loss of £0.8 million) and £1.8 million (being interest income of £2.6 million, less a foreign exchange loss of £0.8 million), respectively, has been recognized in the consolidated income statements in respect of these loans.

On April 11, 2007, the Company’s Board of Directors approved a US$15.0 million commitment to GCE in accordance with the Indenture and under the same terms and conditions set forth in the intercompany credit agreement. On May 2, 2007 the Company made a loan to GCE pursuant to this commitment in the amount of US$5.0 million, which was repaid in full on June 30, 2007. In the three and nine months ended September 30, 2007, total finance revenue of £nil and £0.1 million, respectively, has been recognized in the consolidated income statements in respect of this loan. This commitment has since lapsed.

As of December 31, 2006 and September 30, 2007, there were loans of £3.6 million and £nil, respectively, due from Fibernet Holdings Limited, a GC Group company. For a full description of this loan arrangement see the Company’s 2006 annual report filed on Form 20-F. This loan had an effective interest rate of 9.75% and was repaid, in full, to the Company on June 30, 2007. In the three months ended September 30, 2006 and 2007, total finance revenue of £nil, and in the nine months ended September 30, 2006 and 2007, total finance revenue of £nil and £0.2 million, respectively, has been recognized in the consolidated income statements in respect of this loan.

There were no loan balances due to other companies in the GC Group as at September 30, 2007.

Results of Operations for the three months ended September 30, 2006 and 2007

The following table summarizes our consolidated income statements for the three months ended September 30, 2006 and 2007.

	Three Months Ended September 30,
	2006	2007	Change	% Change
	(in thousands)
Revenue	£60,413	£72,624	£12,211	20%
Cost of sales	(36,470)	(43,062)	(6,592)	(18)%

Gross profit	23,943	29,562	5,619	23%

Operating expenses:
Distribution costs	(2,337)	(3,885)	(1,548)	(66)%
Administrative expenses	(13,126)	(17,473)	(4,347)	(33)%

	(15,463)	(21,358)	(5,895)	(38)%

Operating profit	8,480	8,204	(276)	(3)%

Finance revenue	335	831	496	148%
Finance charges	(4,266)	(7,683)	(3,417)	(80)%
Tax charge	(457)	(746)	(289)	(63)%

Profit for the period	£4,092	£606	£(3,486)	(85)%

Discussion of all significant variances

Revenue

	Three Months Ended September 30,
	2006	2007	Change	% Change
	(in thousands)
Enterprise	£54,963	£60,173	£5,210	9%
Carrier data	4,196	11,054	6,858	163%

	59,159	71,227	12,068	20%

Carrier voice	1,130	1,272	142	13%

Revenue from third party customers	60,289	72,499	12,210	20%
Revenue from other group companies	124	125	1	1%

Revenue from customers	£60,413	£72,624	£12,211	20%

NM—zero balances and comparisons from positive to negative numbers are not meaningful

Enterprise revenue increased primarily due to the net effect of Fibernet on our enterprise revenue during the third quarter of 2007 (£5.4 million).

We are seeing strong interest in our IP services and as a result we are continuing to win new business. Many government agencies and enterprises are at or nearing the point when they will refresh their more traditional technologies and take advantage of converged IP services. However, the telecommunications market in the UK remains highly competitive and the combination of attrition by existing customers and pricing pressures both for new business and renewals of existing customers (which typically renew at lower rates than those applicable before the renewal) have caused our revenues to remain essentially flat excluding the impact of the Fibernet acquisition.

To manage the attrition and pricing pressures we face we have implemented a number of initiatives, including (i) offsetting pricing pressures from renewals by seeking to increase the range and quantity of services we provide to the renewed customer; (ii) improving operational functions and processes with the aim of providing a greater efficiency in delivering services to customers, and (iii) where customers have committed to migrating to an alternate supplier, providing a more focused service to manage the transition with the twin aims of ensuring we maximize our revenue from such customers and managing the customer’s risks around the transition to the new supplier.

Two of our principal customer relationships are with OGC buying solutions, with whom we have a contract for the provision of a managed telecom service, and with Camelot, the current holder of the license to operate the UK National Lottery. The managed telecom service contract with OGC buying solutions was for an initial term of 10 years; this term was initially extended until the end of December 2008 and in June 2007 was further extended until the end of December 2011. Camelot’s current license to operate the National Lottery expires in January 2009. On August 31, 2007, Camelot entered into an enabling agreement with the National Lottery Commission which officially appoints Camelot as operator of the National Lottery for a 10 year period from February 2009. On October 9, 2007, Camelot announced its intention to replace its existing landline-based ISDN network supplied by GCUK with a broadband satellite communications network supplied by another service provider. Although we cannot determine the precise impact on GCUK until we become fully aware of Camelot’s network transition plans, we do not expect to retain the same level of services or revenue from our relationship with Camelot.

Carrier data revenue increased primarily due to the net effect of Fibernet on our carrier data revenue during the third quarter of 2007 (£6.5 million).

We continue to see strong customer demand in the carrier data market. Whilst a number of our UK competitors continue to re-focus on larger customer contracts, this has presented us with increased selling opportunities. In addition to successfully cross-selling GCUK products to the customers acquired with Fibernet, we have been successful in cross-selling existing Fibernet products into our legacy GCUK customer base.

Cost of Sales

	Three Months Ended September 30,
	2006	2007	Change	% Change
	(in thousands)
Cost of access	£19,436	£20,562	£1,126	6%
Customer-specific costs (1)	7,069	7,210	141	2%
Depreciation and amortization	5,836	10,708	4,872	83%
Third-party maintenance	4,129	4,582	453	11%

	£36,470	£43,062	£6,592	18%

(1)	For operating leases and cost-plus arrangements only.

Prior to the third quarter of 2007 the amortization of Fibernet’s customer connection costs were recorded in cost of access. In the third quarter of 2007 the Company began recording the amortization of connection costs to depreciation and amortization and further reclassified £1.2 million of amortized costs relating to the first and second quarters of 2007 from cost of access to depreciation and amortization.

The increases in cost of access, depreciation and amortization, and third-party maintenance is primarily due to the inclusion of Fibernet in our results since December 28, 2006.

Distribution Costs

The increase in our distribution costs in the third quarter of 2007 compared with the same period in 2006 was primarily due to: (i) the inclusion of Fibernet in our results since December 28, 2006 (£0.8 million); and (ii) additional staff costs (£0.8 million) due to (a) a staff motivation and retention program introduced in March 2007, (b) pay rises effective from the start of the second quarter of 2007, and (c) additional commissions paid to sales employees in the third quarter of 2007 as compared to the same period in 2006. We saw a reduction in salaries and related benefits in the third quarter of 2007 when compared to the second quarter of 2007 as a result of headcount decreases from the May 10, 2007 restructuring plan and attrition and expect further reductions in the fourth quarter of 2007. However, offsetting this we saw an increase in commissions paid to sales employees in the third quarter of 2007 when compared to the second quarter of 2007 and expect further increases in the forth quarter of 2007.

Administrative Expenses

The increase in administrative expenses in the third quarter of 2007 compared with the same period in 2006 was primarily due to: (i) the inclusion of Fibernet in our results since December 28, 2006 (£3.9 million) including a £1.4 million charge related to the restructuring of a Fibernet facility; and (ii) additional staff costs (£1.0 million) due to (a) a staff motivation and retention program introduced in March 2007, (b) a higher headcount in the third quarter of 2007 as compared to the same period in 2006, and (c) pay rises effective from the start of the second quarter of 2007. We saw a reduction in salaries and related benefits in the third quarter of 2007 when compared to the second quarter of 2007 as a result of headcount decreases from the May 10, 2007 restructuring plans and attrition and expect further reductions in the fourth quarter of 2007.

Finance Charges

The increase in finance charges in the third quarter of 2007 compared with the same period in 2006 was primarily due to: (i) interest payable on the Additional Notes in the third quarter of 2007 (£1.5 million); and (ii) a more favorable exchange rate movement on US dollar denominated Senior Secured Notes in the third quarter of 2006 compared with the same period in 2007 (£1.7 million).

Finance Revenue

The increase in finance revenue in the third quarter of 2007 compared with the same period in 2006 was primarily due to a less favorable exchange rate movement on US dollar denominated Senior Secured Notes in the three months ended September 30, 2006 compared with the same period in 2007 (£0.4 million). See “Relationship with our Parent Company and its Affiliates—Financial Relationships” for more information.

Taxation

During the three months ended September 30, 2006 and 2007, we recognized a current year tax charge of £0.5 million and £0.3 million, respectively, which reflects an amount payable under the tax sharing agreement for tax relief claimed from other UK entities of the GC Group.

During the three months ended September 30, 2006 and 2007, we incurred a deferred tax charge of £nil and £0.5 million, respectively.

Results of Operations for the nine months ended September 30, 2006 and 2007

The following table summarizes our consolidated income statements for the nine months ended September 30, 2006 and 2007.

	Nine Months Ended September 30,
	2006	2007	Change	% Change
	(in thousands)
Revenue	£178,905	£220,557	£41,652	23%
Cost of sales	(107,186)	(132,508)	(25,322)	(24)%

Gross profit	71,719	88,049	16,330	23%

Operating expenses:
Distribution costs	(7,563)	(11,478)	(3,915)	(52)%
Administrative expenses	(40,364)	(54,499)	(14,135)	(35)%

	(47,927)	(65,977)	(18,050)	(38)%

Operating profit	23,792	22,072	(1,720)	(7)%

Finance revenue	1,523	2,919	1,396	92%
Finance charges	(11,864)	(23,245)	(11,381)	(96)%
Tax benefit/(charge)	1,643	(1,651)	(3,294)	NM

Profit for the period	£15,094	£95	£(14,999)	(99)%

NM—zero balances and comparisons from positive to negative numbers are not meaningful

Revenue

	Nine Months Ended September 30,
	2006	2007	Change	% Change
	(in thousands)
Enterprise	£163,085	£184,028	£20,943	13%
Carrier data	12,206	32,247	20,041	164%

	175,291	216,275	40,984	23%

Carrier voice	3,239	3,907	668	21%

Revenue from third party customers	178,530	220,182	41,652	23%
Revenue from other group companies	375	375	—	NM

Revenue from customers	£178,905	£220,557	£41,652	23%

NM—zero balances and comparisons from positive to negative numbers are not meaningful

Enterprise revenue increased primarily due to: (i) the net effect of Fibernet on our enterprise revenue during the nine months ended September 30, 2007 (£18.1 million); (ii) additional equipment sales in 2007 compared with the same period in 2006 (£3.5 million); and (iii) settlement with a certain customer in 2007 (£2.2 million). This is partially offset by the continuing run off of the previously disclosed contract losses.

We are seeing strong interest in our IP services and as a result we continue to win new business. Many government agencies and enterprises are at or nearing the point when they will refresh their more traditional technologies and take advantage of converged IP services. However, the telecommunications market in the UK remains highly competitive and the combination of attrition by existing customers and pricing pressures both for new business and renewals of existing customers (which typically renew at lower rates than those applicable before the renewal) have caused our revenues to remain essentially flat excluding the impact of the Fibernet acquisition.

To manage the attrition and pricing pressures we face we have implemented a number of initiatives, including (i) offsetting pricing pressures from renewals by seeking to increase the range and quantity of services we provide to the renewed customer; (ii) improving operational functions and processes with the aim of providing a greater efficiency in delivering services to customers, and (iii) where customers have committed to migrating to an alternate supplier, providing a more focused service to manage the transition with the twin aims of ensuring we maximize our revenue from such customers and managing the customer’s risks around the transition to the new supplier.

Two of our principal customer relationships are with OGC buying solutions, with whom we have a contract for the provision of a managed telecom service, and with Camelot, the current holder of the license to operate the UK National Lottery. The managed telecom service contract with OGC buying solutions was for an initial term of 10 years; this term was initially extended until the end of December 2008 and in June 2007 was further extended until the end of December 2011. Camelot’s current license to operate the National Lottery expires in January 2009. On August 31, 2007, Camelot entered into an enabling agreement with the National Lottery Commission which officially appoints Camelot as operator of the National Lottery for a 10 year period from February 2009. On October 9, 2007, Camelot announced its intention to replace its existing landline-based ISDN network supplied by us with a broadband satellite communications network supplied by another service provider. Although we cannot determine the precise impact on us until we become fully aware of Camelot’s network transition plans, we do not expect to retain the same level of services or revenue from our relationship with Camelot.

Carrier data revenue increased primarily due to the net effect of Fibernet on our carrier data revenue during the nine months ended September 30, 2007 (£20.3 million).

We continue to see strong customer demand in the carrier data market. Whilst a number of our UK competitors continue to re-focus on larger customer contracts, this has presented us with increased selling opportunities. In addition to successfully cross-selling GCUK products to the customers acquired with Fibernet, we have been successful in cross-selling existing Fibernet products into our legacy GCUK customer base.

Cost of Sales

	Nine Months Ended September 30,
	2006	2007	Change	% Change
	(in thousands)
Cost of access	£57,297	£65,246	£7,949	14%
Customer-specific costs (1)	20,335	25,454	5,119	25%
Depreciation and amortization	16,860	28,006	11,146	66%
Third-party maintenance	12,694	13,802	1,108	9%

	£107,186	£132,508	£25,322	24%

(1)	For operating leases and cost-plus arrangements only.

Cost of access increased primarily due to: (i) the inclusion of Fibernet in our results since December 28, 2006 (£7.0 million); and (ii) additional costs associated with increases in enterprise and carrier voice sales volume (£2.0 million). These increases are partially offset by cost reductions associated with the effect of migrating newly won customers from third party networks onto our own network in addition to one time items in the second quarter of 2007 (£1.0 million).

The increase in customer-specific costs is primarily due to: (i) the inclusion of Fibernet’s result in our results since December 28, 2006 (£1.4 million); and (ii) additional equipment sales in the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 (£2.5 million).

The increase in depreciation and amortization is primarily due to the inclusion of Fibernet in our results since December 28, 2006 (£10.7 million).

The increase in third-party maintenance is primarily due to the inclusion of Fibernet in our results since December 28, 2006 (£1.9 million), partially offset by negotiated contractual reductions.

Distribution Costs

The increase in our distribution costs in the nine months ended September 30, 2007 compared with same period in 2006 was primarily due to: (i) the inclusion of Fibernet in our results since December 28, 2006 (£2.7 million); and (ii) additional staff costs (£1.3 million) due to (a) a staff motivation and retention program introduced in March 2007, (b) pay rises effective from the start of the second quarter of 2007, and (c) additional commissions paid to sales employees in the third quarter of 2007 as compared to the same period in 2006. We saw a reduction in salaries and related benefits in the third quarter of 2007 when compared to the second quarter of 2007 as a result of headcount decreases from the May 10, 2007 restructuring plan and attrition and expect further reductions in the fourth quarter of 2007. However, offsetting this we saw an increase in commissions paid to sales employees in the third quarter of 2007 when compared to the second quarter of 2007 and expect further increases in the forth quarter of 2007.

Administrative Expenses

The increase in administrative expenses in the nine months ended September 30, 2007 compared with the same period in 2006 was primarily due to: (i) the inclusion of Fibernet in our results since December 28, 2006 (£9.9 million) including a £1.3 million charge related to the restructuring of a Fibernet facility; (ii) restructuring charges relating to the employee work force reductions in the second quarter of 2007 (£1.5 million); (iii) additional staff costs (£2.7 million) due to (a) a staff motivation and retention program introduced in March 2007, (b) higher average headcount in the nine months ended September 30, 2007 as compared to the same period in 2006, and (c) pay rises effective from the start of the second quarter of 2007; and (iv) an increase in our intercompany management fee (comprising costs charged under the corporate services and shared service agreement) in 2007 (£0.9 million). These increases are partially offset by: (i) a restructuring credit in the first quarter of 2007 resulting from the Company’s decision to reoccupy a building previously restructured which is partially offset by changes made to our assumptions relating to other restructured properties (£0.6 million); and (ii) a reduction in utility costs in the first quarter of 2007 as a result of a favorable settlement of prior year charges with a vendor (£0.9 million).

We saw a reduction in salaries and related benefits in the third quarter of 2007 when compared to the second quarter of 2007 as a result of headcount decreases from the May 10, 2007 restructuring plans and attrition and expect further reductions in the fourth quarter of 2007.

Finance Charges

The increase in finance charges in the nine months ended September 30, 2007 compared with the same period in 2006 was primarily due to: (i) interest payable on the Additional Notes in 2007 (£4.5 million); and (ii) a more favorable exchange rate movement on US dollar denominated Senior Secured Notes in the nine months ended September 30, 2006 compared with the same period in 2007 (£6.2 million).

Finance Revenue

The increase in finance revenue in the nine months ended September 30, 2007 compared with the same period in 2006 was primarily due to: (i) additional interest receivable in the nine months ended September 30, 2007 compared to the same period in 2006 on intercompany loans with GCE (£0.9 million) and Fibernet Holdings Limited (£0.1 million); and (ii) a less favorable exchange rate movement on US dollar denominated

Senior Secured Notes in the nine months ended September 30, 2006 compared with the same period in 2007 (£0.4 million). See “Relationship with our Parent Company and its Affiliates—Financial Relationships” for more information.

Taxation

During the nine months ended September 30, 2006 and 2007, we recognized a current year tax charge of £0.5 million and £0.8 million, respectively, which reflects an amount payable under the tax sharing agreement for tax relief claimed from other UK entities of the GC Group.

During the nine months ended September 30, 2006 we recognized a £2.1 million increase in our deferred tax asset as we considered it more likely than not that there will be suitable future profits against which to use the deferred tax asset. During the nine months ended September 30, 2007, we incurred a deferred tax charge of £0.9 million including a charge of £0.4 million reflecting the effect on the future value of the company’s recognized deferred tax asset of the recent enactment of legislation to reduce the UK corporation tax rate from 30% to 28% with effect from April 1, 2008.

Liquidity and Capital Resources

Financial Condition and Liquidity

At September 30, 2007 our available liquidity consisted of £30.4 million of cash and cash equivalents. Our liquidity requirements arise primarily from capital expenditures, finance charges, and to a lesser extent, working capital requirements.

We may, from time to time, loan funds to our parent and other Group Companies. We cannot pay dividends to our shareholder, an indirect subsidiary of our parent, until such time as our accumulated realized profits exceed our accumulated realized losses. We do not expect this to occur for some time and therefore any funds to be upstreamed to our parent or other Group Companies will continue to be in the form of intercompany loans. The terms of any intercompany loan made by us to our parent or other Group Companies are negotiated at the time the loans are made in light of our ongoing liquidity requirements, the restrictions contained in the covenants in the Indenture and in the GCL Senior Secured Term Loan Facility (which facility requires any such future loans to be subordinated to the obligations thereunder of our parent or such other Group Companies) and the requirements of English law. At September 30, 2007, there was an outstanding intercompany loan balance of US$50.4 million (equivalent to £24.9 million on that date) due to us from Global Crossing Europe Limited (“GCE”) and guaranteed by GCL. This loan balance matures five business days prior to the December 15, 2014 scheduled maturity of the Senior Secured Notes, bears an effective interest rate of 13.5%, and is unsecured. Although GCE may elect to repay early without penalty at any time, the Company may demand repayment only in the event of a default resulting in accelerated repayment of the outstanding principal amount of the Senior Secured Notes.

Within 120 days after each twelve month period ending December 31, 2005, the Company must offer to purchase a portion of the Senior Secured Notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, with 50% of the Designated Cash Flow (as defined in the Indenture) from that period (the “Annual Repurchase Offer”). Designated Cash Flow means the Company’s consolidated net income plus non-cash charges minus capital expenditures, calculated in accordance with the terms of the Indenture. We did not make an Annual Repurchase Offer in respect of the 12-month period ended December 31, 2006 as a result of our not meeting the stipulated cash flow requirement to trigger the making of such an offer.

As of September 30, 2007, the Company estimates that any offer to purchase Notes pursuant to the Annual Repurchase Offer for the twelve months ended December 31, 2007 will be for less than £1.0 million principal amount of the Notes.

During the nine months ended September 30, 2007, net cash used by operating and investing activities was £7.5 million, including £1.5 million for one-time severance and related benefits and a significant reduction in days payable outstanding with key access vendors. Going forward, we expect our operating results and cash flows to improve as a result of revenue growth and associated economies of scale and, to a lesser extent, cost savings resulting from the May 10, 2007 restructuring plan and prior restructuring activities. This revenue growth will depend on our ability to generate new revenue streams while managing significant attrition and price erosion in existing contractual arrangements. Over time, we expect these improvements to more than offset the increased interest expense resulting from the significant increase in our debt balance since the acquisition of Fibernet and the issuance of the Additional Notes. Thus, in the long-term we expect to increase our cash flow from operating activities. In addition, we expect cash flows from investing activities to improve as a result of the substantial completion of the capital expenditures required by the Vodafone network construction contract and certain other network enhancements in 2007, although we may incur greater than anticipated capital expenditures where favorable business opportunities are presented. In the short term we expect to continue to use significant capital leases and other forms of equipment financing or cash on hand to meet our cash needs. Although operational constraints require us to maintain a significant minimum cash balance, we believe that our unrestricted cash balance is sufficient to enable us to reach the point of generating recurring positive cash flows.

In 2005 we signed an agreement for a £10.0 million finance lease facility, of which £9.4 million had been drawn down as at September 30, 2007. Interest is incurred at rates between 11.25% and 12.52%, with lease repayments being made up to August 2009. The facility is used to finance the rollout of IP enabled switches to Network Rail and certain other train operating companies.

During the three months ended March 31, 2007, the Company entered into a US$5.0 million loan agreement (the “US$5 million Loan Agreement”) to provide a loan facility for partial financing of certain purchases of equipment. The US$5 million Loan Agreement may be drawn down for a period of one year. The US$5 million Loan Agreement is subject to an annual interest rate of London Inter-bank Offered Rate (“LIBOR”) plus 6.58%, with a minimum rate of 11.9%. All borrowings are to be repaid by March 28, 2010. At September 30, 2007 the Company had US$1.4 million (equivalent to £0.7 million as at September 30, 2007) outstanding related to the US$5 million Loan Agreement included within other debt obligations.

Our ability to access the credit markets to fund capital leases or other forms of equipment financing depends on market conditions and our credit profile at the time. The liquidity crisis that began earlier this year as a result of the collapse of the subprime mortgage market in the United States has adversely impacted global credit markets and could make it more difficult for us to obtain such funding.

Indebtedness

At September 30, 2007, we had £248.2 million of outstanding indebtedness, primarily consisting of £247.2 million of Senior Secured Notes and £1.0 million in respect of other debt obligations. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources”, in our 2006 annual report, for a description of the Senior Secured Notes. We are in compliance with all covenants in the Indenture.

At September 30, 2007, a total of £31.4 million was outstanding in respect of finance lease obligations.

Cash Flow Activity

The table below shows our net cash flow for the nine months ended September 30, 2006 and 2007.

	Nine Months Ended September 30,
	2006	2007	Change	% Change
	(in thousands)
Net cash provided by operating activities	£25,504	£14,134	£(11,370)	(45)%
Net cash used in investing activities	(10,895)	(21,611)	(10,716)	(98)%
Net cash used in financing activities	(31,084)	(2,395)	28,689	92%

Net decrease in cash and cash equivalents	£(16,475)	£(9,872)	£6,603	(40)%

Net Cash Flow from operating activities

During the nine months ended September 30, 2007, net cash provided by operating activities decreased £11.4 million to £14.1 million when compared to the same period in 2006. This decrease is a result of: (i) increased interest payments as a result of issuing the Additional Notes and additional capital lease obligations incurred; (ii) severance payments related to the May 10, 2007 restructuring program; and (iii) a reduction in the cost of access payment liability.

Net Cash Flow from investing activities

During the nine months ended September 30, 2007, capital expenditure increased by £10.7 million to £24.3 million when compared to the same period in 2006. The increase is primarily due to capital expenditure incurred by Fibernet relating to customer installations, and capital expenditure associated with the delivery of the Vodafone network construction contract in 2007. This is partially offset by capital expenditure during 2006 associated with the security accreditation of our Customer Network Operations Centre, the fit out of our London head office and the installation of our SAP enterprise software system.

Net cash flow from financing activities

During the second quarter of 2006 the Company made net loans to GCE of US$50.4 million (£27.7 million equivalent cash flows). During the second quarter of 2007 Fibernet Holdings Limited repaid, in full, a £3.6 million loan owing to the Company. See “Relationship with our Parent Company and its Affiliates—Financial Relationships” for more information.

During the nine months ended September 30, 2007, repayments under finance leases increased by £2.7 million when compared to the same period in 2006, primarily due to new finance leases taken out in the latter part of 2006 and additional finance lease repayments by Fibernet during the first half of 2007. Finance lease repayment obligations are expected to further increase in the future as a result of increased lease balances.

Finance Lease Obligations

We have capitalized commitments for property, plant and equipment and computer software that qualify as obligations under finance leases. Our lease with Network Rail, the largest of our finance leases, includes fiber and equipment on the rail network. At September 30, 2007, the total liability under the Network Rail lease was £17.7 million, a decrease in our liability of £2.4 million during the nine months ended September 30, 2007. Our other finance leases have a total liability of £13.7 million outstanding and include leases of voice equipment supporting various customers. Obligations under finance leases are recognized in current and non current liabilities in the consolidated balance sheets.

Contractual Cash Commitments

During the nine months ended September 30, 2007 we entered into equipment purchase obligations that require payments of approximately £10.8 million over the next 5 years.

Item 3.	Controls and Procedures

Review of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are primarily designed to ensure that information required to be disclosed by a public company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a public company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Although not required by Rule 13a-15 under the Exchange Act, in connection with the preparation of this quarterly report, our management, with the participation of our Managing Director (the principal executive officer) and Chief Financial Officer—UK (the principal financial officer), have evaluated the effectiveness of our disclosure controls and procedures. Based upon management’s evaluation, our Managing Director and Chief Financial Officer—UK have concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of September 30, 2007.

Changes in Internal Control over Financial Reporting

On December 28, 2006, the Company acquired Fibernet. During the third quarter of 2007, we migrated Fibernet’s financial reporting systems to Global Crossing’s SAP financial reporting system. We consider this migration a material change in our internal control over financial reporting.

Except for the item noted above, there were no other material changes in our internal control over financial reporting during the third quarter of 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/s/ ANTHONY D. CHRISTIE
Name:	Anthony D. Christie
Title:	Managing Director

Date: December 6, 2007